Exhibit 99.1

Azour, Israel, February 11, 2014 – Ituran Location and Control Ltd. (NASDAQ: ITRN)(the "Company") announces today that, due to the untimely passing of Dr. Orna Ophir (see our immediate report in this regard, dated January 13, 2014), the Nasdaq Stock Market has notified the Company that it is not in compliance with Nasdaq's audit committee requirements, which mandate an audit committee of three board members (as set forth in Listing Rule5605(c)(2)); and that, consistent with Listing Rule 5605(c)(4), Nasdaq will provide the Company a cure period in order to regain compliance. The Nasdaq letter was issued in accordance with standard Nasdaq procedures.

The Company intends to regain compliance with the Nasdaq's audit committee requirements as soon as possible, and in any event prior to the lapse of the following cure period, as noted in the above referenced Nasdaq letter:

•	until the earlier of the Company's next annual shareholders' meeting or January 13, 2015; or
•	if the next annual shareholders' meeting is held before July 14, 2014, then the Company must evidence compliance no later than July 14, 2014.

About Ituran
Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 684,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations
CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246